                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                              TECHFORCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  87 83 31 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Alan J. Kaufman, M.D., 5500 Hohman Avenue, Hammond, IN 46320 (219) 932-5364
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 5, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  87 83 31 107                              Page    2   of   12   Pages
         ---------------------                             -----    ------

   1      NAME OF REPORTING PERSON - Alan J. Kaufman, M.D.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - declines to state

          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Citizen of the United States.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                        383,900
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON                          383,900
    WITH               --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              383,900
          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.753
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  87 83 31 107                              Page    3   of   12   Pages
         ---------------------                             -----    ------

   1      NAME OF REPORTING PERSON - Gloria Kaufman
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - declines to state

          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Citizen of the United States.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                        7,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON                          7,000
    WITH               --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,000
          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .087
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  87 83 31 107                              Page    4   of   12   Pages
         ---------------------                             -----    ------

   1      NAME OF REPORTING PERSON - Kenneth Kaufman
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - declines to state

          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Citizen of the United States.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                        10,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON                          10,000
    WITH               --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,000
          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .124
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  87 83 31 107                              Page    5   of   12   Pages
         ---------------------                             -----    ------

   1      NAME OF REPORTING PERSON - Laura Kaufman
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - declines to state

          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Citizen of the United States.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                        15,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON                          15,000
    WITH               --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              15,000
          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .186
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  87 83 31 107                              Page    6   of   12   Pages
         ---------------------                             -----    ------

   1      NAME OF REPORTING PERSON - Thomas R. Kaufman
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - declines to state

          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Citizen of the United States.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                        18,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON                          18,500
    WITH               --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              18,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .229
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  87 83 31 107                              Page    7   of   12   Pages
         ---------------------                             -----    ------

   1      NAME OF REPORTING PERSON - Victoria S. Kaufman
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - declines to state

          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Citizen of the United States.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                        5,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON                          5,000
    WITH               --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,000
          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .062
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock of Techforce Corporation, a Georgia corporation (the "Company"). The Company's principal executive offices are believed to be located at 15950 Bay Vista Drive, Suite 340, Clearwater, Florida 34620.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by a group consisting of Alan J. Kaufman, M.D., his wife, Gloria Kaufman, and his four children, Kenneth Kaufman, Laura Kaufman, Thomas R. Kaufman and Victoria S. Kaufman. The shares reported hereby as held by Dr. Kaufman are held by him and by his two individual retirement accounts ("IRA's"). The residence or business address of each of such persons and information about his or her employment are set forth in Exhibit 2 attached to this Schedule (Page 10) and hereby incorporated into this Schedule by reference. During the past five years none of such persons has been convicted in a criminal proceeding, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws. Each such person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Dr. Kaufman acquired the securities with personal funds or funds of his IRA's. Each of the other persons acquired the securities with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

        Each reporting person has acquired the securities for investment purposes, and may acquire additional securities of the issuer, also for investment purposes. The reporting persons have no current plans or proposals which would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, any change in the present board of directors or management of the Company or any material change in the Company's business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The reporting persons' beneficial ownership of the Company's common stock, aggregating 439,400 shares, or 5.44% of the shares of common stock which the Company had outstanding at March 31, 1997, is set forth in Exhibit 5A attached to this Schedule (at Page 11) and is hereby incorporated into this Schedule by reference.

        (b) Each of the reporting persons has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares of the Company's common stock beneficially owned by him or her. None of such persons shares any voting or dispositive power with respect to such common stock with any other person or entity.

        (c) The reporting persons' transactions in the common stock of the Company since June 11, 1997, are set forth in Exhibit 5C attached to this Schedule (at Page 12) and hereby incorporated into this Schedule by reference.

        (d) Not applicable; (e) Not applicable.


                               Page 8 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None required. The following Exhibits incorporated by reference into the text above are attached hereto:

               Exhibit 2  - Address and Employment Information

               Exhibit 5A - Beneficial Ownership of Common Stock

               Exhibit 5C - Transactions Since June 11, 1997

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Alan J. Kaufman, M.D., as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes may lawfully do or cause to be done by virtue hereof.

        After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:   August 12, 1997                            /S/ ALAN J. KAUFMAN
                                                   --------------------------
                                                   Alan J. Kaufman, M.D.

Date:   August 12, 1997                            /S/ GLORIA KAUFMAN
                                                   --------------------------
                                                   Gloria Kaufman

Date:  August 12, 1997                             /S/ KENNETH KAUFMAN
                                                   --------------------------
                                                   Kenneth Kaufman

Date:  August 12, 1997                             /S/ LAURA KAUFMAN
                                                   --------------------------
                                                   Laura Kaufman

Date:  August 12, 1997                             /S/ THOMAS R. KAUFMAN
                                                   --------------------------
                                                   Thomas R. Kaufman

Date:  August 12, 1997                             /S/ VICTORIA S. KAUFMAN
                                                   --------------------------
                                                   Victoria S. Kaufman


                               Page 9 of 12 Pages

                                                                       EXHIBIT 2

                              ADDRESS AND EMPLOYMENT INFORMATION

                             Occupation or
Name and Address              Employment           Name and Address of Employer
----------------              ----------           ----------------------------
Alan J. Kaufman, M.D.        Neurosurgeon          Self
5500 Hohman Avenue
Hammond, IN 46320

Gloria Kaufman               Homemaker             N/A
5500 Hohman Avenue
Hammond, IN 46320

Kenneth Kaufman              Asst. Vice Pres.      ABN-Amro North America
1 East Delaware, Apt. 12E                          181 W. Madison St., #3109
Chicago, IL 60611                                  Chicago, IL 60611

Laura Kaufman                Student               N/A
4265 Bonavita Pl.
Encino, CA 91436

Thomas R. Kaufman            Attorney              Seyfarth, Shaw, Fairweather & Geraldson
10730 Cushdon Ave.                                 2029 Century Park East, Suite 3300
Los Angeles, CA 90064                              Los Angeles, CA 90067-3063

Victoria S. Kaufman          Attorney              Jeffer, Mangels, Butler & Marmaro LLP
4265 Bonavita Pl.                                  2121 Avenue of the Stars, 10th Floor
Encino, CA 91436                                   Los Angeles, CA 90067





                               Page 10 of 12 Pages

                                                                      EXHIBIT 5A


                             BENEFICIAL OWNERSHIP OF COMMON STOCK



         Name                       Number of Shares                    Percent
         ----                       ----------------                    -------
Alan J. Kaufman, M.D.                    383,900                         4.753


Gloria Kaufman                             7,000                         0.087


Kenneth Kaufman                           10,000                         0.124


Laura Kaufman                             15,000                         0.186


Thomas R. Kaufman                         18,500                         0.229


Victoria S. Kaufman                        5,000                         0.062

                                         -------                         -----

Total                                    439,400                         5.441



                               Page 11 of 12 Pages

                                                                      EXHIBIT 5C

                        TRANSACTIONS SINCE JUNE 11, 1997
                  (All transactions are open market purchases)


        Name                   Date              Number of Shares         Price
        ----                   ----              ----------------         -----
Alan J. Kaufman, MD           6/12/97                 4,000               $6.625

                              7/25/97                 18,000              8.25

                              7/30/97                 10,000              8.6875

                              8/05/97                 4,000               9.000

                              8/05/97                 1,000               8.875

                              8/05/97                 5,000               8.875


Alan J. Kaufman IRA           7/25/97                 17,000              8.25

                              7/30/97                 4,000               8.375

                              7/30/97                 1,700               8.5

                              8/01/97                 3,000               8.625

                              8/05/97                 1,000               9.000

                              8/05/97                 1,000               8.875

                              8/05/97                 5,000               8.875

                              8/05/97                 5,700               8.75

                              8/05/97                 15,000              8.5


Gloria Kaufman                7/23/97                 3,000               7.125

                              8/05/97                 2,000               8.75


Victoria S. Kaufman           7/24/97                 5,000               8.00





                               Page 12 of 12 Pages